UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Barrick’s information circular on Form 6-K is incorporated by reference into Barrick’s Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-255874).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2022	BARRICK GOLD CORPORATION

	By:	/s/ Dana Stringer
	Name:	Dana Stringer
	Title:	Vice President, Corporate Secretary and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Barrick Gold Corporation’s Notice of Annual Meeting of Shareholders and Information Circular dated March 25, 2022